================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)*

                                 ---------------

                                J2 Communications
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    466254208
                                 (CUSIP Number)

                                 Linda L. Curtis
                           Gibson, Dunn & Crutcher LLP
                             333 South Grand Avenue
                       Los Angeles, California 90071-3197
                                 (213) 229-7000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 4, 2002
       (Date of Event Which Requires Filing of Statement on Schedule 13D)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), checking the following box. [_]

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

================================================================================

                                  SCHEDULE 13D
                                (Amendment No. 1)

CUSIP No. 466254208

--------------------------------------------------------------------------------
(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         James P. Jimirro

--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [_]
                                                                      (b) [_]
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS:

         OO

--------------------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)

                                                                          [_]
--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

--------------------------------------------------------------------------------
                                      (7)      SOLE VOTING POWER

             NUMBER OF                         900,336
                                      ------------------------------------------
               SHARES                 (8)      SHARED VOTING POWER
            BENEFICIALLY

              OWNED BY                         0
                                      ------------------------------------------
                EACH                  (9)      SOLE DISPOSITIVE POWER
             REPORTING

            PERSON WITH                        900,336
                                      ------------------------------------------
                                      (10)     SHARED DISPOSITIVE POWER

                                               0

--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         900,336

--------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                          [X]

--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         42.35%

--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON

         IN

--------------------------------------------------------------------------------

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Item 1.  Security and Issuer

         This Amendment No. 1 to the Statement on Schedule 13D initially filed with the Securities and Exchange Commission ("SEC") on June 3, 2002 (the "Schedule 13D") by James P. Jimirro (the "Reporting Person"), relates to the common stock, no par value (the "Common Stock"), of J2 Communications, a California corporation (the "Company").

         The address of the Company's principal executive offices is 10850 Wilshire Boulevard, Suite 1000, Los Angeles, CA 90024.

         The purpose of this Amendment No. 1 to Schedule 13D is (1) to correct the number of options to purchase Common Stock of the Company held by the Reporting Person (as described in Item 5 below) previously reported on the
Schedule 13D, and (2) to report certain amendments to the Voting Agreement (as described in Item 6 below) previously reported on the Schedule 13D.

         Capitalized terms used but not otherwise defined have the respective meanings ascribed to them in the initial Schedule 13D.

         The Reporting Person hereby amends and supplements the Schedule 13D as follows:


Item 5.  Interest in Securities of the Issuer

         Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         (a) and (b)


  Number of Shares                            Aggregate Number
With Sole Voting and    Shared Voting and          of Shares          Percentage of Class
 Dispositive Power      Dispositive Power     Beneficially Owned     Beneficially Owned (1)
--------------------    ------------------    -------------------    ----------------------
   900,336(2)                  0                  900,336(2)                42.35%


         (1) The percentage of Common Stock indicated on this table is based on 1,459,284 shares of Common Stock issued and outstanding as of September 26, 2002, as disclosed in the Company's Definitive Schedule 14C filed with the SEC on October 11, 2002.

         (2) Amount includes options to purchase 666,669 shares of Common Stock that are exercisable currently or within the next 60 days.

         (c) Transactions in the Common Stock within the Last 60 Days

             The Reporting Person has not effected any transaction in the Common Stock in the last 60 days.

         (d) Rights of Any Other Person

             Not applicable.

         (e) Date on which Reporting Person Ceased to be the Beneficial Owner of 5% of Common Stock

             Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company

         Item 6 of the Schedule 13D is hereby amended and supplemented by amending and restating the paragraph entitled "Voting Agreement" in its entirety as follows:

Voting Agreement
----------------

         As part of the Reorganization Transactions, the Reporting Person and the NLAG Group entered into a voting agreement, dated as of May 17, 2002 (the "Voting Agreement"), which provides for a recomposition of the Company's Board of Directors. Under the terms of the Voting Agreement, the Company's Board of Directors, as reconstituted, consists of three nominees of the Reporting
Person, three nominees of the NLAG Group, and one director nominated jointly by a majority vote of those directors nominated by the Reporting Person, and a majority vote of those directors nominated by the NLAG Group. The Voting Agreement provides that the Reporting Person shall be elected to and/or appointed to the positions of Chief Executive Officer, President and Chairman of the Board of Directors of the Company. A copy of the Voting Agreement is filed as Exhibit G hereto and is incorporated herein by reference.

         To give effect to the Voting Agreement, Joe De Simio and Gary Cowan resigned as directors of the Company on May 17, 2002, and Messrs. Durham and Skojdt were elected to fill the vacancies created by those resignations. In addition, Joshua A. Finkenberg was elected to fill the vacancy created by an amendment to the Company's bylaws to increase the size of the Company's Board of Directors from six to seven members.

         The Voting Agreement was amended by a First Amendment to Voting Agreement dated June 6, 2002 (the "First Amendment to Voting Agreement") to remove Mr. Ronald Holzer as a party. The First Amendment to Voting Agreement is filed as Exhibit K hereto and is incorporated herein by this reference.

         On October 4, 2002, the Voting Agreement was amended by the Second Amendment to Voting Agreement (the "Second Amendment to Voting Agreement"). The Second Amendment to Voting Agreement removes Mr. Christopher R. Williams as a party to the Voting Agreement. Shares of Common Stock reported as beneficially owned by Mr. Williams had been pledged in connection with a loan to Mr. Williams. On October 4, 2002, the pledgee executed upon the pledge, which resulted in the sale of the 121,721 shares of Common Stock owned by Mr. Williams. As a consequence, the Voting Agreement was amended to reflect this change. The Second Amendment to Voting Agreement is filed as Exhibit L hereto and is incorporated herein by this reference. On October 4, 2002, the Zimmer N. Trust (the "Trust") purchased the 121,721 shares of Common Stock formerly owned by Mr. Williams and entered into an Assumption and Adherence Agreement pursuant to which it became bound by the terms of the Voting Agreement. The Assumption and Adherence Agreement is filed as Exhibit M hereto and is incorporated herein by this reference.

         The Reporting Person hereby disclaims beneficial ownership of any securities of the

Company covered by the Voting Agreement as amended through the date hereof and held by members of the NLAG Group and the Trust.

Item 7.  Material to be Filed as Exhibits

     Exhibit   Description
     -------   -----------

     A.        Termination of Stock Appreciation Rights Agreement, dated
               May 17, 2002, incorporated by reference from Exhibit 10.6 to the Form 8-K filed by the Company with the SEC on May 31, 2002.

     B. Preferred Stock and Warrant Purchase Agreement, dated as of April 25, 2002, incorporated by reference from Exhibit 99.1 to the Form 8-K filed by the Company with the SEC on April 29, 2002.

     C. First Amendment to Preferred Stock Warrant Purchase Agreement, dated May 17, 2002, incorporated by reference from Exhibit 10.1 to the Form 8-K filed by the Company with the SEC on May 31, 2002.

     D. 2002 Employment Agreement, dated May 17, 2002, incorporated by reference from Exhibit 10.2 to the Form 8-K filed by the Company with the SEC on May 31, 2002.

     E. Note Termination Agreement, dated May 17, 2002, incorporated by reference from Exhibit 10.3 to the Form 8-K filed by the Company with the SEC on May 31, 2002.

     F. Registration Rights Agreement, dated May 17, 2002, incorporated by reference from Exhibit 4.2 to the Form 8-K filed by the Company with the SEC on May 31, 2002.

     G. Voting Agreement, dated May 17, 2002, incorporated by reference from Exhibit 10.14 to the Form 8-K filed by the Company with the SEC on May 31, 2002.

     H. Restated Indemnification Agreement, dated May 17, 2002, incorporated by reference from Exhibit 10.8 to the Form 8-K filed by the Company with the SEC on May 31, 2002.

     I. Security Agreement, dated May 17, 2002, incorporated by reference from Exhibit 10.4 to the Form 8-K filed by the Company with the SEC on May 31, 2002.

     J. Mutual Release, dated May 17, 2002, incorporated by reference from Exhibit 10.7 to the Form 8-K filed by the Company with the SEC on May 31, 2002.

     K. First Amendment to Voting Agreement, dated June 6, 2002, incorporated by reference from Exhibit D to the Schedule 13D Amendment No. 18 filed by Daniel S. Laikin et al., with the SEC on June 7, 2002.

     L. Second Amendment to Voting Agreement, dated October 4, 2002, incorporated by reference from Exhibit K to the Schedule 13D Amendment No. 21 filed by Daniel S. Laikin et al., with the SEC on October 15, 2002.

     M. Assumption and Adherence Agreement, dated October 4, 2002, incorporated by reference from Exhibit L to Schedule 13D Amendment No. 21 filed by Daniel S. Laikin et al., with the SEC on October 15, 2002.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            /s/  JAMES P. JIMIRRO
                                            -------------------------------
                                            James P. Jimirro

                                            10/22/02
                                            -------------------------------
                                            Date

                                Index to Exhibits

     Exhibit   Description
     -------   -----------

     A.        Termination of Stock Appreciation Rights Agreement, dated
               May 17, 2002, incorporated by reference from Exhibit 10.6 to the Form 8-K filed by the Company with the SEC on May 31, 2002.

     B. Preferred Stock and Warrant Purchase Agreement, dated as of April 25, 2002, incorporated by reference from Exhibit 99.1 to the Form 8-K filed by the Company with the SEC on April 29, 2002.

     C. First Amendment to Preferred Stock Warrant Purchase Agreement, dated May 17, 2002, incorporated by reference from Exhibit 10.1 to the Form 8-K filed by the Company with the SEC on May 31, 2002.

     D. 2002 Employment Agreement, dated May 17, 2002, incorporated by reference from Exhibit 10.2 to the Form 8-K filed by the Company with the SEC on May 31, 2002.

     E. Note Termination Agreement, dated May 17, 2002, incorporated by reference from Exhibit 10.3 to the Form 8-K filed by the Company with the SEC on May 31, 2002.

     F. Registration Rights Agreement, dated May 17, 2002, incorporated by reference from Exhibit 4.2 to the Form 8-K filed by the Company with the SEC on May 31, 2002.

     G. Voting Agreement, dated May 17, 2002, incorporated by reference from Exhibit 10.14 to the Form 8-K filed by the Company with the SEC on May 31, 2002.

     H. Restated Indemnification Agreement, dated May 17, 2002, incorporated by reference from Exhibit 10.8 to the Form 8-K filed by the Company with the SEC on May 31, 2002.

     I. Security Agreement, dated May 17, 2002, incorporated by reference from Exhibit 10.4 to the Form 8-K filed by the Company with the SEC on May 31, 2002.

     J. Mutual Release, dated May 17, 2002, incorporated by reference from Exhibit 10.7 to the Form 8-K filed by the Company with the SEC on May 31, 2002.

     K. First Amendment to Voting Agreement, dated June 6, 2002, incorporated by reference from Exhibit D to the Schedule 13D Amendment No. 18 filed by Daniel S. Laikin et al., with the SEC on June 7, 2002.

     L. Second Amendment to Voting Agreement, dated October 4, 2002, incorporated by reference from Exhibit K to the Schedule 13D Amendment No. 21 filed by Daniel S. Laikin et al., with the SEC on October 15, 2002.

     M. Assumption and Adherence Agreement, dated October 4, 2002, incorporated by reference from Exhibit L to Schedule 13D Amendment No. 21 filed by Daniel S. Laikin et al., with the SEC on October 15, 2002.